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                                                                 EXHIBIT (a)(12)

[LETTERHEAD OF ZERO CORPORATION]

FOR IMMEDIATE RELEASE                    NEWS RELEASE
---------------------                    CONTACT: George Daniels
                                                  Vice President/CFO
                                                  (800) 423-3868


                   ZERO CORPORATION ANNOUNCES FINAL RESULTS
                         OF DUTCH AUCTION TENDER OFFER

     LOS ANGELES, CALIFORNIA, March 7, 1996 -- ZERO Corporation (NYSE/PSE:ZRO) announced today the final results of its Dutch Auction tender offer for 4,000,000 shares of its Common Stock, par value $.01 per share ("Common Stock"). ZERO and its wholly owned subsidiary Electronic Solutions will purchase 4,019,373 shares of Common Stock at a price of $17.75 per share (the "Purchase Price") in accordance with the terms of the tender offer, which expired at 12:00 midnight (New York City time) on February 29, 1996.

     A total of 6,329,998 shares (including 5,710,409 shares tendered unconditionally and 619,589 shares conditionally tendered) of Common Stock were validly tendered and not withdrawn prior to the expiration of the tender offer. The 4,019,373 shares to be purchased comprise all shares tendered unconditionally at or below the Purchase Price. No proration will be required. ZERO will return to stockholders all shares tendered at prices in excess of the Purchase Price and shares that were conditionally tendered and not accepted for purchase. ZERO anticipates that payment for shares properly tendered and accepted will be made to the depositary, and shares tendered but not accepted for purchase will be returned to stockholders, on March 11, 1996.

     The source of the funds necessary to purchase the accepted shares will be
(i) borrowings by Electronic Solutions of $50,000,000, and (ii) available cash and/or cash derived from the sale of short term investments of ZERO. ZERO will contribute $21,343,871 and Electronic Solutions will contribute $50,000,000 toward the total amount of funds required to purchase the accepted shares and, accordingly, ZERO will purchase approximately 30 percent, and Electronic Solutions will purchase approximately 70 percent, respectively, of the shares of Common Stock accepted for purchase from each tendering stockholder in accordance with the terms of the tender offer.

     On January 30, 1996, the last full New York Stock Exchange trading day prior to ZERO's announcement of its intent to make the tender offer, the closing price of the Common Stock was $15.25. The closing price of the Common Stock on February 29, 1996, the last full New York Stock Exchange trading day prior to the expiration of the tender offer, was $17.75.


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     The shares to be purchased in the tender offer represent approximately
25 percent of the 16,107,976 shares outstanding immediately prior to the commencement of the tender offer. After the purchase of the shares pursuant to the offer, ZERO will have approximately 12,099,000 shares of Common Stock outstanding.

     PaineWebber Incorporated acted as the dealer manager for the tender offer.

     ZERO Corporation primarily serves the electronics industry. ZERO is a leading designer, manufacturer and marketer of engineered products to enclose, cool and protect electronic equipment. ZERO also serves the air cargo industry and produces the famous line of ZERO Halliburton cases for consumers worldwide.

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